金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

GOLD PEAK

30 September 2008

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4 [redacted]
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest of GP Industries Limited	11 September 2008
Overseas Regulatory Announcement – Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest of GP Industries Limited	11 September 2008
Form AR1- Annual Return of the Company	30 September 2008
Form AC1 – Statement of Particulars of Subsidiaries of the Company	30 September 2008

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date: 11 September 2008
Subject: Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest of GP Industries Limited

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Caroline Yeo
Designation *	Company Secretary
Date & Time of Broadcast	11-Sep-2008 17:23:55
Announcement No.	00040

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	11-09-2008
2.	Name of Substantial Shareholder *	Schneider Electric Industries SAS (SEISAS)

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	Merrill Lynch (Singapore) Pte. Ltd. as depository agent for Schneider Electric Australia Holdings Pty Ltd (SEAH)
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	06-07-2007
2.	The change in the percentage level	From 12.26 % To 9.66 %
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change is the result of a single transaction.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	70,681,443
As a percentage of issued share capital	0 %	12.26 %
No. of shares held after the change	0	55,681,443
As a percentage of issued share capital	0 %	9.66 %

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金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date:	11 September 2008
Subject:	Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest of GP Industries Limited

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Caroline Yeo
Designation *	Company Secretary
Date & Time of Broadcast	11-Sep-2008 17:27:16
Announcement No.	00044

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	11-09-2008
2.	Name of Substantial Shareholder *	Schneider Electric SA (SESA)

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	Merril Lynch (Singapore) Pte. Ltd. as depository agent for Schneider Electric Australia Holdings Pty Ltd (SEAH)
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	06-07-2007
2.	The change in the percentage level	From 12.26 % To 9.66 %
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change is the result of a single transaction.

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	70,681,443
As a percentage of issued share capital	0 %	12.26 %
No. of shares held after the change	0	55,681,443
As a percentage of issued share capital	0 %	9.66 %

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Exemption#82-3604

CR

公司註冊處
Companies Registry

周年申報表
Annual Return

(《公司條例》第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

RECEIVED
2008 OCT -6 P 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在適用的空格內加上 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this return is made up to

日 DD	月 MM	年 YYYY
26	08	2008

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, N.T.

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8th Floor, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.

電話 Tel: 24271133 傳真 Fax: 24891879

電郵地址 E-mail Address:

檔號 Reference:

請勿

Your Receipt
Companies Registry
H.K.

30/09/2008 15:19:34

Submission No.:	228101275/1
CR NO.:	0054055
Sh. Form.:	AR1L

Revenue Code	Amount(HKD)
27	$140.00

Receipt No.	Method	Amount(HKD)
282280143285	Cash	$140.00
Total Paid		$140.00

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total amount outstanding as of the date of this return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11) 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司無需填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of Member(s) as at the Date of this Return

(註 Note 12) 9 股本 Share Capital

(無股本的公司無需填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 **Total** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) **Total** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HKD400,000,000	549,285,067	HKD0.5	HKD274,642,533.50	HKD274,642,533.50
總值 Total	HKD400,000,000	549,285,067		HKD274,642,533.50	HKD274,642,533.50

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(有股本的公司必須填報此項。如未能盡錄於下列表格內，請用續頁A填報。 Company having a share capital must complete this section. Use Continuation Sheet A if there is insufficient space.)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 **Class of Shares**: Ordinary

姓名／名稱 Name	地址 Address	股份 Shares 現時持有量 Current Holding	轉讓* Transferred * 數目 Number	轉讓* Transferred * 日期 Date	備註 Remarks
	Please refer to the Attachment				
	總數 Total				

＊如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併申報；股份受讓人的姓名／名稱請在「備註」一欄註明。

＊ If there have been any transfers of the company's shares since the date of the last annual return (or since incorporation if this is the first annual return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	黃文傑
英文姓名 Name in English	姓氏 Surname: Wong; 名字 Other Names: Man Kit
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat D, 16th Floor, Block 2, Tsui Chuk Garden, Kowloon
(註 Note 15) 電郵地址 E-mail Address	

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E873240(3)

b 護照 Passport: 簽發國家 Issuing Country: N/A; 號碼 Number: N/A

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Directors

A. 個人董事 Individual Director

(如超過一名個人董事，請用續頁C填報 Use Continuation Sheet C if more than 1 individual director)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 羅仲榮

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lo	Chung Wing Victor

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:
House 22, Bella Vista,
Silver Terrace Road, DD229,
Lot 232, Silverstrand Beach,
Clearwater Bay, Kowloon

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E343873(6)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

12 董事 Directors (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese: N/A

英文名稱 Name in English: N/A

(註 Note 23) 地址 Address: N/A

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese: N/A

英文名稱 Name in English: N/A

(註 Note 23) 地址 Address: N/A

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Directors (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese: N/A

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
N/A	N/A

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: N/A

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: N/A

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the registered office stated in Section 5)

	登記冊 Register	地址 Address
a	成員登記冊 Register of Members	Tricor Abacus Limited Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong
b	債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24) **14 隨本表格提交的帳目所涵蓋的會計期**
Period Covered by Accounts Submitted with this Form
(私人公司無需填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	04	2007		31	03	2008

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This certificate should only be completed in respect of a private company. If not applicable, please delete.)

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立為法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
I certify that the company has not, since the date of the last annual return (or since incorporation if this is the first annual return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the date of this return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.

(註 Note 25)

提示 Advisory Note
所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

本申報表包括下列續頁。This Return includes the following Continuation Sheet(s).

	A	B	C	D
續頁 Continuation Sheet(s)				
頁數 Number of pages	0	0	12	0

(註 Note 5) 簽署 Signed : [signature]

姓名 Name : Wong Man Kit
~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 09 / 2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

Form ARI

本申報表日期 Date of Return

26	08	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 吳崇安

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Ng	Sung On Andrew

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

House No. A3, Manly Villa, No. 38 Ocean Park Road, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A901723(5)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

Form ARI

本申報表日期 Date of Return

26	08	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

√ 董事 Director

候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 羅仲炳

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lo	Chung Ping Kevin

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

E7 Woodland Heights,
2 Wong Nai Chung Gap Road,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E335072(3)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

26	08	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number
54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to

中文姓名 Name in Chinese: 羅仲煒

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lo	Chung Wai Paul

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 19 Kent Road, Kowloon Tong, Kowloon

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E207160(A)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

26	08	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 梁伯全

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Leung	Pak Chuen

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:

#18-03 Euro Asia Court 3,
7 River Valley Close,
Singapore 238431

國家 Country: Singapore

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E381673(0)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

26	08	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 顧玉興

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Ku	Yuk Hing Richard

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Flat G, 9/F, Begonia Mansion,
Taikoo Wan Road,
Taikoo Shing,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A846493(9)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

Form

本申報表日期 Date of Return

26	08	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 莊紹樑

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Chuang	Siu Leung Andrew

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Flat C, 53/F, Block 3,
The Victoria Towers,
188 Canton Road,
Kowloon

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A862479(0)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

26	08	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 周國偉

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Chau	Kwok Wai

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

5/F, The Primrose, 38 Rose Street,
Yau Yat Cheun, Kowloon

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D063044(7)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

26 08 2008

日 DD 月 MM 年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 王維勤

英文姓名 Name in English: Wong (姓氏 Surname) Wai Kan (名字 Other Names)

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:
Flat B, 23rd Floor, No. 1 Homantin Hill,
1 Homantin Hill Road, Ho Man Tin,
Kowloon

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E457857(4)

b 護照 Passport: N/A (簽發國家 Issuing Country) N/A (號碼 Number)

Form

本申報表日期 Date of Return

26 08 2008

日 DD 月 MM 年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 張定球

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Cheung	Ting Kau Vincent

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

51D, Mt. Kellett Road, The Peak,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D105941(7)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

本申報表日期 Date of Return

26	08	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

√ 董事 Director

候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 呂明華

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lui	Ming Wah

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Flat A & B, 16/F, Skylodge 1,
8 Yin Ping Road, Kowloon

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A652463(2)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
26	08	2008

公司編號 Company Number: 54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 陳志聰

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Chan	Chi Chung

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:

Flat 01, 16/F, Block A,
Villa Lotto, No. 18 Broadwood Road,
Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D060687(2)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

26	08	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to

中文姓名 Name in Chinese: 陳其鑣

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Chan	Kei Biu

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:

House 34, Villa Castell,
20 Yau King Lane,
Tai Po Kau, Tai Po,
New Territories

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E984090(0)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

公司註冊處
Companies Registry

Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

RECEIVED
2008 OCT -6 P 2:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number
54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	03	2008

本陳述書包括 ______ 頁附表。

This Statement includes 8 **page(s) of Schedule.**

簽署 Signed :

姓名 Name : Wong Man Kit
~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 09 / 2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8th Floor, Gold Peak Building,
30 Kwai Wing Road, Kwai Chung
N.T.

電話 Tel: 24271133 傳真 Fax: 24891879

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

30/09/2008 15:19:34
Submission No/Seq No: 228101275/3
CR No: 0054055
Sh. Form. AC1

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP Industries Limited	Republic of Singapore	Ordinary	69%	
Celestion International Limited	United Kingdom	Ordinary		100%
Ditton Industries (UK) Limited	United Kingdom	Ordinary		100%
Famingo Pte Limited	Republic of Singapore	Ordinary		100%
Fancy Luck Investment Limited	Hong Kong	Ordinary		100%
Giant Fair Investment Limited	Hong Kong	Ordinary		100%
GP Acoustics GmbH	Germany	Ordinary		100%
GP Acoustics Limited	British Virgin Island	Ordinary		100%
GP Acoustics (HK) Limited	Hong Kong	Ordinary		100%
GP Acoustics (Singapore) Pte Limited	Republic of Singapore	Ordinary		100%
GP Acoustics (UK) Limited	United Kingdom	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP Acoustics (US) Inc.	America	Ordinary		80%
GP Acoustics France SAS	France	Ordinary		100%
GP International Marketing Pte Ltd.	Republic of Singapore	Ordinary		100%
GP Industries Marketing Limited	Hong Kong	Ordinary		100%
GP Electronics Limited	Hong Kong	Ordinary		100%
GP Electronics (China) Limited	Hong Kong	Ordinary		100%
GP Electronics (HK) Limited	Hong Kong	Ordinary		100%
GP Electronics (Huizhou) Ltd	PRC	Ordinary		70%
GP Electronics (Huizhou) Co. Ltd.	PRC	Ordinary		93%
GP Precision Parts (Huizhou) Co., Ltd.	PRC	Ordinary		70%
GPE International Limited	Hong Kong	Ordinary		100%
GP Electronics (SZ) Limited	PRC	Ordinary		100%
Huizhou GP Wiring Technology Ltd	PRC	Ordinary		80%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

54055

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
KEF Audio (UK) Limited	United Kingdom	Ordinary		100%
Key Win Industrial Limited	Hong Kong	Ordinary		100%
KH Manufacturing (UK) Limited	United Kingdom	Ordinary		100%
Nike Enterprises Limited	Hong Kong	Ordinary		100%
Maxson Industries (HZ) Limited	PRC	Ordinary		100%
Pro Audio Times Theatre Limited	Hong Kong	Ordinary		100%
Smart Tech International Limited	Hong Kong	Ordinary		100%
Whitehill Industries Limited	Hong Kong	Ordinary		100%
Celestion (China) Limited	Hong Kong	Ordinary		100%
Ditton Asia Limited	Hong Kong	Ordinary		100%
Ever Fortune Limited	Cayman Islands	Ordinary		100%
Goldtek International Investment Limited	Hong Kong	Ordinary		100%
GP Electronics (Holdings) Limited	Cayman Islands	Ordinary	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Ditton International Limited	Hong Kong	Ordinary		100%
GPE Technology (Canada) Inc.	Canada	Ordinary		100%
Grand Prix Limited	Hong Kong	Ordinary		100%
Whitehill Investment Limited	Hong Kong	Ordinary	100%	
CIH Limited	Republic of Singapore	Ordinary		100%
Ample Technique Sdn Bhd	Malaysia	Ordinary		100%
Ashton Investments Pte Limited	Republic of Singapore	Ordinary		100%
Bowden China Limited	PRC	Ordinary		100%
Bowden Industries (China) Limited	Hong Kong	Ordinary		100%
Bowden Industries Limited	Hong Kong	Ordinary		100%
Bowden Switchgear (Hong Kong) Limited	Hong Kong	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面値比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

Form AC1

公司編號 Company Number
54055

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Bowden Univolt Extrusion (China) Limited	PRC	Ordinary		100%
Burgess Investments Limited	Bahamas	Ordinary		100%
Coudrey Investments Limited	Seychelles	Ordinary		80%
Dragon Star Enterprises Limited	British Virgin Islands	Ordinary		100%
Easy Charm Limited	Hong Kong	Ordinary		100%
Enventure Limited	British Virgin Islands	Ordinary		100%
Fortune Way Development Limited	British Virgin Islands	Ordinary		100%
Foshan G.P. Electrical Industries Co., Ltd.	PRC	Ordinary		100%
Gourmets of Asia Limited	Hong Kong	Ordinary		100%
GP Lighting Technology (HK) Limited	Hong Kong	Ordinary		100%
GP Lighting Technology (Huizhou) Limited	PRC	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company — 股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP Lighting Technology (Shanghai) Limited	PRC	Ordinary		100%
Pacific Fame Investments Limited	British Virgin Islands	Ordinary		100%
Paramount Lighting Design Consultants (Shanghai) Co. Ltd.	PRC	Ordinary		83%
Pinberry Investments Limited	British Virgin Islands	Ordinary		100%
Refour Group Limited	British Virgin Islands	Ordinary		100%
Regal Trinity Limited	British Virgin Islands	Ordinary		100%
Star Bright Technology Limited	Hong Kong	Ordinary		100%
Tarway Two Pty Limited	Australia	Ordinary		100%
Bowden Holdings Limited	Bermuda	Ordinary	100%	
Gold Peak Group Limited	Hong Kong	Ordinary		100%
GP eBiz Limited	Cayman Islands		100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company 股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
GP EBiz Limited	Hong Kong	Ordinary		100%
GP Intellectual Properties Corporation	British Virgin Islands	Ordinary	100%	
GP Technologies Limited	Hong Kong	Ordinary	100%	
HBS Marketing (Asia) Limited	Hong Kong	Ordinary	100%	
International Resolute Company Limited	Hong Kong	Ordinary	100%	
KH Technology Corporation	Cayman Islands	Ordinary	100%	
Makinen Properties Limited	British Virgin Islands	Ordinary	100%	
Peak Power Investment Limited	Hong Kong	Ordinary	100%	
Triwish Limited	British Virgin Islands	Ordinary		100%
Yukind Investment Limited	Hong Kong	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

54055

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company: 股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Maxson Industries Limited	Hong Kong	Ordinary		100%
GP Lighting Sales (Shanghai) Company Limited	PRC	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

END